

May 21, 2013

Advantage Announces
Significant Increase in Reserves & Contingent Resources
and Updates Guidance & Strategic Alternatives Process
(TSX: AAV, NYSE: AAV)

(All reserve and resource volumes are "working interest" and "sales" except where otherwise indicated)

Highlights:

➢ Total Petroleum Initially in Place ("TPIIP") at Glacier increased to 16.0 Tcf

➢ 2P Reserves plus 2C Contingent Resources increased to 5.9 Tcfe

  ➢ 2C Contingent Resources increased to 4.20 Tcfe; 72% of which is contained in the liquids rich Middle Montney intervals that are approximately 150 meters thick

  ➢ 2P Reserves grew to 1.61 Tcfe which includes 11 million barrels of NGLs

➢ Our Special Committee's financial advisors will immediately commence a broad marketing effort to solicit interest in a sale of the Corporation or other strategic transaction to maximize value for all shareholders. The updated independent Reserve Report reflecting wells drilled and completed since December 31, 2012 and the updated independent Glacier Resource Assessment Report will be available to interested parties in the virtual data room.

➢ The management of Advantage Oil & Gas Ltd. has prepared the following production model which shows that our Glacier property can support a production plateau of 580 mmcf/d for a period of approximately 18 years based on the total 2P Reserves and 2C Contingent Resources.



Assumptions: (1) Average Expected Ultimate Recovery per well for each Montney interval based on 2P Reserves and 2C Contingent Resource Assessment

Contingent Resource Assessment
(Summary tables and resources definitions are included in Appendix A & C)

Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce its updated Reserve Report and updated Glacier Contingent Resource Assessment which were prepared by Sproule Associates Ltd. ("Sproule") with an effective date of March 31, 2013 (see page 5 "Independent Reserve Evaluator"). Changes in Contingent Resources are compared against our previous Glacier Contingent Resource Assessment dated February 29, 2012 which includes reserves from December 31, 2011. The terms 'interval' and 'layer' in this release and in Sproule's reports have the same meaning.

➢ Gross TPIIP at Glacier increased by 69% to 17.06 Tcf. On a working interest basis, TPIIP is 16.03 Tcf which contains 337.1 million barrels of NGLs.

➢ 2P Reserves plus 2C Contingent Resources increased by 123% to 5.89 Tcfe. The natural gas component increased by 107% to 5.17 Tcf with NGLs growing by 336% to 121.3 million barrels.

➢ 2C Contingent Resources increased by 138% to 4.2 Tcfe. The largest component of this increase occurred in the liquids rich Middle Montney intervals which grew by 204% to 2.9 Tcfe.

➢ Sproule assumed a Montney development plan based on 20 horizontal wells per section (4 horizontal wells in each of the five 50 meter Montney intervals) for their evaluation at Glacier. Based on this plan, the total number of gross horizontal well locations remaining on the Glacier land block is 1,550.

➢ Advantage conducted an extensive Core Study and a Completion Study during 2012 on the Montney formation in the Glacier area. The results of these studies were pivotal in advancing our understanding of the geological and petrophysical properties of the various intervals that comprise the Montney formation at Glacier.

➢ As a result of our Completion study, we employed revised completion and fracture stimulation techniques on 4 horizontal wells distributed across our land block. The results demonstrated commercial production rates between 3 to 5 mmcf/d of liquids rich natural gas in the Middle Montney intervals. The results of our Core Study determined that traditional well log analysis has limited effectiveness in measuring porosity in the Montney formation. Sproule utilized the Core study results to recalibrate 70 open hole well logs at Glacier resulting in a significant increase in the net pay calculation included in determining TPIIP.

➢ The combined results of the Completion and Core studies resulted in a 69% increase in TPIIP as illustrated in the table below:

Comparison of Glacier TPIIP Estimates

Montney Interval[1]	February 29,2012 (Tcf gross raw)	March 31,2013 (Tcf gross raw)	% Increase
1 UM	2.97	3.38	14%
2 MM	2.26	3.25	44%
3 MM	0.93	2.60	180%
4 MM	0.83	2.51	202%
5 LM	2.85	3.82	34%
6 LM	0.23	1.51	557%
Total	**10.07**	**17.06**	**69%**

Note: [1] UM - Upper Montney, MM - Middle Montney, LM – Lower Montney

➤ The changes in 2P Reserves plus 2C Contingent Resource by Montney interval are illustrated in the table below:

Comparison of Glacier 2P Reserves plus 2C Contingent Resources[1]						% Increase in Gas Equivalent
	February 29, 2012 Report			March 31, 2013 Report		
Montney Interval	Natural Gas (Bcf)	NGLs (mbbls)	Gas Equivalent (Bcfe)	Natural Gas (Bcf)	NGLs[2] (mbbls)	Gas Equivalent (Bcfe)	
1 UM	1,115	0	**1,115**	1,226	0	**1,226**	**10%**
2 MM	346	14,593	**433**	1,118	48,188	**1,407**	**225%**
3 MM	165	5,628	**199**	828	35,824	**1,043**	**424%**
4 MM	112	4,941	**142**	674	29,191	**849**	**498%**
5 LM	751	2,692	**767**	1,319	8,141	**1,368**	**78%**
Total	**2,490**	**27,854**	**2,657**	**5,166**	**121,344**	**5,894**	**123%**

[1] 2P reserves are 'technical reserves' which include cumulative production of approximately 100 bcf. No 2P Reserves or 2C Contingent Resources were assigned to the 6th Lower Montney interval.
[2] Sproule assigned an average C3+ NGLs yield of 43 bbls/mmcf sales gas for the Middle Montney intervals based on a shallow cut extraction process. The Lower Montney was assigned an average C3+ NGLs yield of 7 bbls/mmcf sales gas.

➤ The changes in 2C Contingent Resource by Montney interval are illustrated in the table below:

Comparison of Glacier 2C Contingent Resources[1]						% Increase (Decrease)
	February 29, 2012 Report			March 31, 2013 Report		
Montney Interval	Natural Gas (Bcf)	NGLs (mbbls)	Gas Equivalent (Bcfe)	Natural Gas (Bcf)	NGLs[1] (mbbls)	Gas Equivalent (Bcfe)	
1 UM	276	-	**276**	188	-	**188**	**(32%)**
2 MM	332	31,686	**522**	982	42,574	**1,237**	**137%**
3 MM	162	7,473	**207**	749	32,467	**944**	**356%**
4 MM	112	13,314	**192**	674	29,191	**849**	**342%**
5 LM	512	4,277	**538**	947	6,041	**983**	**83%**
Total	**1,394**	**56,750**	**1,735**	**3,540**	**110,274**	**4,201**	**142%**

[1] No 2C Contingent Resources were assigned to the 6th Lower Montney interval.
[2] Sproule assigned an average C3+ NGLs yield of 43 bbls/mmcf sales gas for the Middle Montney intervals based on a shallow cut extraction process. The Lower Montney was assigned an average C3+ NGLs yield of 7 bbls/mmcf sales gas.

Updated Advantage Reserves Report (as of March 31, 2013)

(Summary tables and definitions are included in Appendix B & C)

The updated reserves report includes only Advantage's 'stand-alone' reserves and excludes the assets of Longview Oil Corp. and also excludes the non-core assets that were sold to Questfire Energy Corp. on April 30, 2013. The reserves at Glacier constitute 99.7% of Advantage's total reserves. Changes in reserves are compared against our December 31, 2012 year end Sproule Reserve Report

➤ Glacier's 2P Reserves increased by 13.8% to 1.61 Tcfe. 2P natural gas reserves increased by 10.4% to 1.54 Tcf and 2P NGLs increased by 318% to 11.03 million bbls.

➤ The increase in 2P Reserves resulted primarily from the addition of future undeveloped locations in intervals 2 and 3 of the Middle Montney. These future locations were assigned to sections immediately adjacent to the Middle Montney wells that were completed and tested in the first quarter of 2013.

- As of March 31, 2013, Sproule has assigned reserves to only 25% of the total Montney drilling locations at Glacier.

- Reserves were assigned to only 8% of the total drilling locations in the Middle Montney formation. The Middle Montney includes C3+ NGLs of approximately 43 bbls/mmcf of sales gas which significantly enhances the value of this horizon. Further drilling is required to delineate the Middle Montney both laterally and vertically with the potential for approximately 1,000 wells across the entire land block.

- The Lower Montney is present over our entire land block and is confirmed by vertical well control at Glacier and vertical and horizontal wells that offset our land block. Reserves have been assigned to only 27% of the total Lower Montney drilling locations which leaves significant potential for future reserves growth with additional delineation and development drilling.

- The Net Present Value of the Sproule 2P Glacier reserves increased by 22% to $1.72 billion as at March 31, 2013 (at a 10% pre-tax discount).

- Advantage's Net Asset Value increased by 24% to $9.82 per share as at March 31, 2013 (at a 10% pre-tax discount) based on 2P Reserves with no value included for Contingent Resources.

Glacier Phase VI Development Plan - Capital Budget and Updated Guidance

- The Board of Directors of Advantage has approved a capital and operating budget for our Phase VI Glacier development program for the 12 months ending March 31, 2014. The Budget will be funded through cash flow, available credit facilities and cash generated from Advantage's investments which includes dividends from the 21.1 million shares in Longview Oil Corp, interest and principal payments on the $33 million Questfire Debentures and 1.5 million Questfire B shares.

- Advantage has an active hedging program designed to stabilize cash flow and fund capital expenditures. We have hedged 35 mmcf/d at $3.48/mcf from April 2013 to March 2014.

- Our Phase VI Glacier development program is designed to increase production to 135 mmcf/d by the end of Q1 2014. The following table outlines the key budget parameters:

	April to December 2013[1]	January to March 2014	12 Months ending March 2014
Production (boe/d)	17,800 – 18,200	21,400 – 21,800	18,500 – 18,900
Exit Production Rate (boe/d)	-	-	22,500[2]
Royalty Rate (%)	4.9%	4.5%	4.8%
Operating Costs ($/boe)	$2.42	$1.79	$2.24
Capital Expenditure ($ million)[3]	$106	$64	$170

Note: [1] Includes the operating and financial results for the month of April 2013 from non-core assets sold to Questfire Energy Corp. on April 30, 2013.
[2] Exit Production rate equivalent to 135 mmcf/d.
[3] Capital expenditures are budgeted to be incurred as follows: Q2 2013 $3.1 million, Q3 2013 $41.4 million, Q4 2013 $61.4 million, Q1 2014 $63.9 million. Capital expenditures includes a total of approximately $9.6 million for plant costs, capitalized G&A and other minor upgrades.

- The capital program will include a total of 22 wells which consist of 7 Upper Montney wells, 3 Middle Montney wells and 12 Lower Montney wells. The majority of the wells in this program will be drilled with longer lateral lengths and include an average of 17 fracs per well compared to our historic average of 13 fracs per well. This will reduce the total number of wells required to achieve our 135 mmcf/d production rate as we estimate the average 30 day initial production rate per well will increase from our historic type curve of 5 mmcf/d to 7.2 mmcf/d. The average per well cost is estimated to be $7.5 million which is higher than our historic average due to the additional number of fracs, longer length wells, utilization of open hole packer systems and higher strength casing to facilitate higher frac pump rates. The 22 wells will be drilled on 8 pads of which 6 pads will be newly constructed.

➢ We have secured three drilling rigs and are planning to commence drilling operations in July 2013 with initial completion operations planned to commence in September 2013. A fourth drilling rig may be employed subject to weather conditions.

➢ Strategic Alternatives Process Update

➢ The updated independent Reserve Report and Glacier Resource Assessment Report will be included in the virtual data room. As envisaged by the Corporation's February 26, 2013 press release, the Special Committee's financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets will immediately commence a broad marketing effort to solicit interest in a sale of the Corporation or other strategic transaction to maximize value for all shareholders.

➢ To that end, the financial advisors have posted their initial marketing materials on their respective websites and have begun to contact prospective parties.

➢ The Corporation cautions that there can be no assurance that this process will result in an acceptable transaction.

Independent Reserve Evaluator

➢ Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate the Corporation's reserves and resources as of March 31, 2013 in accordance with National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook").

Appendix A – Glacier Contingent & Prospective Resource Assessment

Advantage engaged our independent qualified reserves evaluator Sproule to update the resource analysis at Glacier as of March 31, 2013 in accordance to the COGEH resource definitions that are consistent with the standards of NI 51-101. The estimates of reserves and resources for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The following three tables summarize the results of Sproule's updated resource assessment:

Resource Categories (AAV working interest, best estimate, Raw) [1]	Tcf
Total Petroleum Initially In Place (TPIIP)	16.03
Discovered Petroleum Initially in Place (DPIIP) [2]	13.98
Undiscovered Petroleum Initially in Place (UPIIP) [3]	2.05

(1) TPIIP, DPIIP and UPIIP have been estimated using a zero percent porosity cut-off (sandstone log scale). The Montney formation is approximately 300 meters thick at Glacier. Sproule's analysis utilized 6 potential layers consisting of 1 layer in the Upper Montney, 3 layers in the Middle Montney and 2 layers in the Lower Montney. With the exception of the lowest layer in the Lower Montney, all other layers exist across the entire Glacier land block.

(2) There is no certainty that it will be commercially viable to produce any portion of the resources.

(3) There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Reserves & Contingent Resources (AAV working interest, Sales) [1] [2]	Low Estimate	Best Estimate	High Estimate
Natural Gas			
Reserves (Tcf) [3] [4]	1.027	1.626	1.870
Contingent Resources (Tcf) [5] [7]	2.316	3.540	4.898
Total Reserves Plus Contingent Resources (Tcf)	3.343	5.166	6.768
Natural Gas Liquids [6]			
Reserves (mbbls)	5,949	11,071	12,732
Contingent Resources (mbbls) [7]	72,472	110,274	152,013
Total Reserves Plus Contingent Resources (mbbls)	78,421	121,345	164,745
Total Natural Gas and Natural Gas Liquids (Tcfe)	3.814	5.894	7.757

(1) All DPIIP other than cumulative production (as at March 31, 2013 cumulative production from Glacier was 99.94 Bcf of natural gas), reserves and Contingent Resources have been categorized as unrecoverable. The economic status of the Contingent Resources have not been determined.

(2) Recoverable gas volumes were estimated using a 4 well per section development in each of the 6 layers within the Montney formation at Glacier. Recovery factors were assigned to each layer based on the performance of existing wells in the layer or in similar layers. All of the natural gas that is considered recoverable from layer 6 is currently classified as prospective.

(3) Reserves have only been assigned to Layer 1 (Upper Montney), Layers 2 & 3 (Middle Montney) and Layer 5 (Lower Montney).

(4) For reserves, the Low Estimate are proved reserves, the Best Estimate are 2P reserves and the High Estimate are 2P plus possible reserves. Cumulative production of 99.94 Bcf from Glacier has been added to the reserves volumes when associated with a Contingent Resource volume.

(5) Contingent Resources are assigned to all five layers except the sixth layer of the Lower Montney. Contingent Resources for each section and layer were assigned if there was a sustained gas test within 2 miles of the section, otherwise, the resource was classified as prospective undiscovered resources.

(6) Liquid yields are unique to each layer and were estimated based on the gas composition of gas samples combined with any free liquids obtained from well production tests in each layer.

(7) The contingencies Sproule identified to convert Contingent Resource into reserves are specific to each layer and generally include the following:

1. Development maturity including the number of sustained well tests and the amount of production information. Sproule indicates that very few sections in Layers 2 and 3 (Middle Montney) have reserves assigned; however, there are sufficient tests spread geographically across the lands to classify the bulk of the sections as Contingent Resources. No reserves have been assigned to Layer 4 (Middle Montney); however, there have been sufficient testing of a few wells located very low in Layer 3 and spread geographically across the lands to classify many sections as contingent in Layer 4.

2. The lack of infrastructure to facilitate full development in the short term including the required processing facilities to extract NGLs in certain Montney layers.

3. Economic contingencies dictating a slower pace of development with current low gas prices in sections that are farther from existing gas gathering infrastructure and farther from existing tests.

Prospective Resources (AAV working interest, Sales) [1] [2] [3]	Low Estimate	Best Estimate	High Estimate
Natural Gas (Tcf)	0.342	0.556	0.776
Natural Gas Liquids (mbbls)	7,381	11,691	16,274
Total Natural Gas & Natural Gas Liquids (Tcfe)	0.386	0.626	0.874

(1) All UPIIP other than prospective resources have been categorized as unrecoverable
(2) Recoverable gas volumes were estimated using a 4 well per section development in each of the 6 layers within the Montney formation at Glacier. Recovery factors were assigned to each layer based on the performance of existing wells in the layer or in similar layers.
(3) Prospective resources were assigned to Layers 2, 3 and 4 of the Middle Montney and Layer 6 of the Lower Montney if there were no sustained gas tests within 3 miles of the section.

Prospective resources account for only 9.6% of the estimated ultimate recoverable resources in the 2C best estimate case and demonstrates that the vast majority of the Montney formation at Glacier has been shown to be productive.

Appendix B – Advantage Corporate Reserve Summary

Advantage engaged our independent qualified reserves evaluator ("Sproule") to update the reserves analysis for the Company (the "Sproule Report") as at March 31, 2013 in accordance with NI 51-101 ("NI 51-101") and the COGE Handbook.

The Sproule Report includes only Advantage's "stand-alone" reserves and excludes the assets in Longview Oil Corp and the non-core assets that were sold to Questfire Energy Corp. on April 30, 2013. Reserves and production information included herein is stated on a Gross Working Interest Reserves basis unless noted otherwise. This summary contains several cautionary statements that are specifically required by NI 51-101.

Gross Working Interest Reserves (Working Interest only)

Summary as at March 31, 2013

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	25	-	259	179,421	30,188
Developed Non-producing	-	-	283	27,997	4,949
Undeveloped	-	-	5,452	741,815	129,088
Total Proved	**25**	**-**	**5,994**	**949,234**	**164,225**
Probable	4	-	5,139	596,758	104,603
Total Proved + Probable	29	**-**	**11,133**	**1,545,992**	**268,828**

Present Value of Future Net Revenue using Sproule price and cost forecasts [1][2][3] ($000)

	Before Income Taxes Discounted at		
	0%	10%	15%
Proved			
Developed Producing	$710,513	$391,814	$326,099
Developed Non-producing	122,586	71,051	58,607
Undeveloped	2,447,260	638,511	355,780
TOTAL PROVED	**3,280,359**	**1,101,376**	**740,486**
Probable	3,264,855	647,168	383,465
Total Proved + Probable	**6,545,214**	**1,748,544**	**1,123,951**

[1] Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective March 31, 2013 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.

[2] Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.

[3] Future development capital increase from $1.53 billion to $1.87 billion is included in the updated Reserve Report.

Net Asset Value using Sproule price and cost forecasts (Before Income Taxes)

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Company's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

	Before Income Taxes Discounted at		
($million, except per Share amounts)	0%	10%	15%
Net asset value per Share [1] - December 31, 2012	$34.58	$9.26	$5.80
Present value proved and probable reserves	$6,545	$1,749	$1,124
Undeveloped acreage and seismic [2]	21	21	21
Working capital (deficit) and other	(49)	(49)	(49)
Convertible debentures	(86)	(86)	(86)
Bank debt	(125)	(125)	(125)
Questfire Debentures	33	33	33
Questfire B Shares [3]	5	5	5
Longview shares at market value[3]	106	106	106
Net asset value - March 31, 2013	$6,450	1,654	1,029
Net asset value per Share [1] - March 31, 2013	$38.30	$9.82	$6.11

[1] Based on 168.4 million common shares outstanding at March 31, 2013, and 168.4 million common shares outstanding at December 31, 2012.
[2] Internal estimate
[3] 1.5 million Questfire shares @ 3.40/share, Longview 21.1 million shares @$5.02/share

Sproule Price Forecasts

The present value of future net revenue at March 31, 2013 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective March 31, 2013. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2013	92.85	87.92	3.52	3.87	0.999
2014	90.51	85.58	3.80	4.14	0.999
2015	87.69	87.75	3.95	4.30	0.999
2016	93.22	93.30	4.66	5.00	0.999
2017	96.96	97.03	5.32	5.66	0.999
2018	98.41	98.49	5.40	5.74	0.999
2019	99.89	99.96	5.49	5.83	0.999

Appendix C — Reserve and Resource Definitions

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates as follows:

    Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

    Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

    Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Resources encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. "Total resources" is equivalent to "Total Petroleum Initially-In-Place". Resources are classified in the following categories:

    Total Petroleum Initially-In-Place ("TPIIP") is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

    Discovered Petroleum Initially-In-Place ("DPIIP") is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and Contingent Resources; the remainder is unrecoverable.

    Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.

    Undiscovered Petroleum Initially-In-Place ("UPIIP") is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources" and the remainder as "unrecoverable."

    Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

Unrecoverable is that portion of DPIIP and UPIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Uncertainty Ranges are described by the Canadian Oil and Gas Evaluation Handbook as low, best, and high estimates for reserves and resources as follows:

Low Estimate*:* This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things that Advantage's Special Committee's financial advisors will commence a broad marketing effort to solicit a sale of the Corporation or other strategic transaction to maximize value for all shareholders, management's expectation of increasing production and reserves at Glacier, future development capital associated with the reserves on the Glacier property, certain future expected production levels and the expected percentage of such production that will be hedged, expected future capital expenditures, the expected number of wells to be drilled in the Upper Montney, Middle Montney and Lower Montney, the lateral lengths and number of fracs per well, the expected average costs of drilling such wells and the expected productivity of such wells, the expectation that less wells will be required to achieve a 135 mmcf/d production rate and timing for commencement of drilling. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. The production model presented herein for our Glacier property has been presented to demonstrate the potential for the Glacier property. It is not intended to represent an estimate of future production as future productions levels will depend on a number of factors and does not reflect Advantage's current plans for development of the Glacier property. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 23, 2012 which is available on SEDAR at www.sedar.com and www.advantageog.com.

References in this press release to initial test production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. Such rates are not necessarily indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Throughout this press release the terms boe (barrels of oil equivalent), bcfe (billions of cubic feet of gas equivalent) and Tcfe (trillion of cubic feet of gas equivalent) are used. Such terms may be misleading, particularly if used in isolation. The conversion ratio used herein of six thousand cubic feet per barrel (6 mcf: 1 bbl) of natural gas to barrels of oil equivalent and the conversion ratio used herein of 1 barrel per six thousand cubic feet (1 bbl: 6 mcf) of barrels of oil to natural gas equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release, including in the appendices hereto, have the meanings set forth below:

bbls	*barrels*	*mcf*	*thousand cubic feet*
bbls/d	*barrels per day*	*mmcf*	*million cubic feet*
		mmcf/d	*million cubic feet per day*
mbbls	*thousand barrels*	*bcf*	*billion cubic feet*
boe	*barrels of oil equivalent of natural gas, on the basis of 1 barrel of oil or NGLs for 6 thousand cubic feet of natural gas*	*bcfe*	*billion cubic feet of natural gas equivalent on the basis of 1 barrel of oil or NGLs to 6 thousand cubic feet of natural gas*
mboe	*thousands of barrels of oil equivalent*	*tcf*	*trillion cubic feet*
boe/d	*barrels of oil equivalent per day*	*tcfe*	*trillion cubic feet of natural gas equivalent on the basis of 1 barrel of oil to 6 thousand cubic feet of natural gas*
2P	*proved plus probable reserves*	*2C*	*best estimate contingent resources*
NGLs	*natural gas liquids*		

Where any disclosure of reserves data and resources is made in this press release that does not reflect all reserves of Advantage, the reader should note that the estimates of reserves, future net revenue and resources for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.